                                                              FILE NO. 333-36637
                                                              FILE NO. 333-48217
                                                                  RULE 424(b)(3)


                           SUPPLEMENT TO PROSPECTUSES
                             DATED JANUARY 27, 1998
                               AND APRIL 16, 1998



                           NATIONAL MEDIA CORPORATION
                             15821 Ventura Boulevard
                                    Suite 570
                          Los Angeles, California 91436
                                 (818) 461-6400
                      ------------------------------------

                        21,988,534 Shares of Common Stock
                      ------------------------------------


         This Supplement to Prospectuses of National Media Corporation combines and restates the Prospectuses referenced above in their entirety and are to be used in replacement of such Prospectuses.

         The stockholders of National Media Corporation listed in this Prospectus under "Selling Stockholders" are offering and selling up to 21,988,534 shares of common stock. The selling stockholders have acquired or may acquire the shares of common stock offered pursuant to this Prospectus in the manners set forth under Selling Stockholders, including the conversion of Series D Preferred Stock, exercise of Series C Warrants and Series D Warrants and other similar transactions.

         The selling stockholders may offer the shares of common stock through public or private transactions, on the New York Stock Exchange or the Philadelphia Stock Exchange, at prevailing market prices, or at privately negotiated prices.

         National Media's common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "NM." On December 21, 1998, the closing sale price for the common stock, as quoted on the New York Stock Exchange, was $9.3125 per share.


               SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR CERTAIN
         INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                      ------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
        COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OF COMMON
         STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is December 23, 1998.

                                TABLE OF CONTENTS


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS........................3

RISK FACTORS.............................................................3

THE COMPANY..............................................................8

RECENT DEVELOPMENTS......................................................8

USE OF PROCEEDS..........................................................9

SELLING STOCKHOLDERS....................................................10

PLAN OF DISTRIBUTION....................................................13

LEGAL MATTERS...........................................................13

EXPERTS  ...............................................................13

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................14

WHERE YOU CAN GET MORE INFORMATION......................................15


















Pursuant to Rule 429 promulgated under the Securities Act of 1933, this Prospectus relates to the securities registered under (i) National Media's Registration Statement on Form S-3 (File No. 333-36337) declared effective by the Securities and Exchange Commission on January 27, 1998 and (2) National Media's Registration Statement on Form S-3 (File No. 333-48217) declared effective by the Securities and Exchange Commission on April 9, 1998, and is intended for use in connection therewith.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this Prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and has been derived using numerous assumptions.

         Important factors that may cause actual results to differ from projections include, for example,

         - the success or failure of National Media's efforts to implement its business strategies;

         -        competition for National Media's products and media time;

         - National Media's ability to raise sufficient capital to expand our business;

         - National Media's ability to develop or obtain rights to successful new products and ability to exploit alternative distribution channels such as electronic commerce;

         - National Media's ability to attract and retain quality employees and talented performers for National Media's infomercials; and

         - other risks which may be described in National Media's future filings with the SEC.

         National Media does not promise, nor is it obligated, to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.


                                  RISK FACTORS

         You should carefully consider each of the following factors and other information in this prospectus before deciding to invest in shares of National Media's Common Stock.

Recent Losses; Cash Flow; Going Concern.

         National Media incurred significant losses in four of its last five fiscal years. National Media also reported a net loss of approximately $12.2 million for the first six months of fiscal 1999. Because of National Media's financial condition as well as other unfavorable conditions, including cash flow problems, National Media's independent auditors stated, in their report dated June 29, 1998, that substantial doubt exists as to National Media's ability to continue as a going concern. In response to these issues, National Media developed a business plan and has begun implementing new initiatives designed to increase revenues, reduce costs and return it to profitability; however, if the business plan does not adequately address the circumstances and situations which resulted in National Media's past poor performance, National Media would be required to seek alternative forms of financing, the availability of which is uncertain, or be forced to go out of business. On December 3, 1998, National Media consummated a $20.0 million secured credit agreement with Foothill Capital Corporation. Borrowings under the credit agreement are subject to certain levels of collateral and related advance rates.

Risks of Doing Business in the Transactional Television (Infomercial) and Electronic Commerce Industries

         National Media experiences extreme competition for products, customers and media access in the transactional television and electronic commerce industries. Accordingly, to be successful, National Media must:

         - Accurately predict consumer needs, market conditions and competition;
         -        Introduce successful products;
         -        Produce compelling infomercials;

         -        Acquire appropriate amounts of media time;
         -        Manage its media time effectively;
         -        Fulfill customer orders timely and efficiently;
         -        Provide courteous and informative customer service;
         -        Maintain adequate vendor relationship and terms;
         -        Enhance successful products to generate additional sales;
         -        Expand the methods used to sell products;
         -        Expand in existing geographic markets; and
         -        Integrate acquired companies and businesses efficiently.

         National Media's recent operating results were primarily caused by delays in product introductions, lack of successful products, failure to integrate strategic business acquisitions, failure to adequately leverage its global spending and deteriorating economic conditions in the Asian and South Pacific markets. National Media actively seeks out new products, new sources of products and alternative distribution channels, including retail and the Internet. National Media cannot be sure that inventors and product manufacturers will select National Media to market their products. Significant delays in product introductions or a lack of successful products could prevent National Media from selling adequate amounts of its products and otherwise have a negative effect on National Media's business.

Dependence on Foreign Sales

         National Media markets products to consumers in over 70 countries. In recent years National Media has derived approximately half of its net revenues from sales to customers outside the United States and Canada. National Media's largest international markets are Western Europe and Asia (primarily Japan and the South Pacific). The economic downturn in the Asian and South Pacific regions has had and, for the foreseeable future, is expected to have, an adverse effect on National Media. National Media's international expansion has increased its working capital requirements due to the additional time required to deliver products abroad and receive payment from foreign countries.


         While National Media's foreign operations have the advantage of airing infomercials that have already proven successful in the United States, as well as successful infomercials produced by other infomercial companies with limited media access and distribution capabilities, there can be no assurance that National Media's foreign operations will continue to generate similar revenues or operate profitably. Competition in the international marketplace is increasing rapidly. In addition, National Media is subject to many risks associated with doing business abroad, including:

         -        Adverse fluctuations in currency exchange rates;
         -        Transportation delays and interruptions;
         -        Political and economic disruptions;
         -        The imposition of tariffs and import and export controls; and
         -        Increased customs or local regulations.
         -        Lack of available long-form media.

         The occurrence of any of these risks could have a negative effect on National Media's business.

Entering into New Markets

         As National Media enters new markets, it is faced with the uncertainty of never having done business in that market's particular commercial, political and social environment. Accordingly, despite National Media's best efforts, likelihood of success is unpredictable for reasons particular to each new market. It is also possible that, despite National Media's apparently successful entrance into a new market, some unforeseen circumstance could arise which would limit National Media's ability to continue to do business, operate profitably or to expand in that new market.

Dependence on Successful Products; Unpredictable Market Life; Inventory Management and Product Returns

         National Media is dependent on its continuing ability to introduce successful new products to supplement or replace existing products as they mature within their product life cycles. National Media's five most successful products each year typically account for a substantial amount of National Media's annual net revenues. Generally, National Media's successful products change from year to year. Accordingly, National Media's future results of operations depend on its ability to introduce successful new products consistently and to capture the full revenue potential of each product at all stages of consumer marketing and distribution channels during the product's life cycle.

         In addition to a supply of successful new products, National Media's revenues and results of operations depend on a positive consumer response to its infomercials, the effective management of product inventory and other factors. Customer response to infomercials depends on many variables, including the appeal of the products being marketed, the effectiveness of the infomercial, the availability of competing products and the timing and frequency of airings. There can be no assurance that National Media's infomercials will receive market acceptance.

         National Media must have an adequate supply of inventory to meet consumer demand. Most of National Media's products have a limited market life, so it is extremely important that National Media generate maximum sales during this time period. If production delays or shortages, poor inventory management or inadequate cash flow prevent National Media from maintaining sufficient inventory during peak periods of demand, National Media could lose potential product sales, which may never be recouped. In addition, unanticipated obsolescence of a product may occur or problems may arise regarding regulatory, intellectual property, product liability or other issues which adversely affect future sales of a product even though National Media may still hold a large quantity of the product in inventory. Accordingly, National Media's ability to maintain systems and procedures to effectively manage its inventory is of critical importance to National Media's cash flow and results of operations.

         The average domestic and international market life of a product is less than two years. Generally, products generate their most significant revenues in their first year of sales. In addition, National Media must adapt to market conditions and competition as well as other factors which may cut short a product's life cycle and adversely affect National Media's results of operations.

         National Media offers a limited money-back guarantee on all of its products if the customer is not fully satisfied. Accordingly, National Media's results of operations may be adversely affected by product returns under National Media's guarantee, its product warranty or otherwise. Although National Media establishes reserves against product returns which it believes are adequate based on product mix and returns history, there can be no assurance that National Media will not experience unexpectedly high levels of product returns which exceed the reserves for a particular product. If product returns do exceed reserves, National Media's results of operations may be adversely affected.

Dependence on Third Party Manufacturers and Service Providers

         Substantially all of National Media's products are manufactured by other domestic and foreign companies. In addition, National Media sometimes uses other companies to fulfill orders placed for National Media's products and to provide telemarketing services. If National Media's suppliers are unable, either temporarily or permanently, to deliver products to National Media in time to fulfill sales orders, it could have a material adverse effect on National Media's results of operations. Moreover, because the time from the initial approval of a product by National Media's product development department until the first sale of a product must be short, National Media must be able to cause its product manufacturers to quickly produce high-quality, reasonably priced products for it to sell. However, because National Media's primary product manufacturers are foreign companies which require longer lead times for products, any delay in production or delivery would adversely affect sales of the product and National Media's results of operations. In addition, utilization of foreign manufacturers further exposes National Media to the general risks of doing business abroad.

Dependence on Media Access; Effective Management of Media Time

         National Media must have access to media time to promote its products on cable and broadcast networks, network affiliates and local stations, and via the Internet and radio. National Media purchases a significant amount of media time from cable television and satellite networks, which assemble programming for transmission to cable system operators. If demand for air time increases, cable system operators and broadcasters may limit the amount of time available for these broadcasts. Larger multiple cable system operators have begun selling "dark" time, (i.e., the hours during which a network does not broadcast its own programming) to third parties which may cause prices for such media to rise. Significant increases in the cost of media time or significant decreases in National Media's access to domestic or international media time could negatively affect National Media. In addition, periodic world events may limit National Media's access to air time and reduce the number of persons viewing National Media's infomercials in one or more markets, which would negatively affect National Media for these periods.

         Recently, international media suppliers have begun to negotiate for fixed media rates, similar to the United States, and minimum revenue guarantees, each of which increase National Media's cost of media and risk.

         In addition to acquiring adequate amounts of media time, National Media's business depends on its ability to manage efficiently its acquisitions of media time, by analyzing the need for, and making purchases of, long term media and spot media. National Media must also properly allocate its available air time among its current library of infomercials and inventory or availability of its products. Whenever National Media makes advance purchases and commitments to purchase media time, it must manage the media time effectively, because the failure to do so could negatively affect National Media's business. If National Media cannot use all of the media time it has acquired, it attempts to sell its excess media time to others. However, there can be no assurance that National Media will be able to use or sell all of its purchased media time.

         In April 1998, National Media began leasing a twenty-four hour transponder on a newly-launched Eutelstat satellite, the "Hotbird IV," which broadcasts across Europe. National Media has incurred significant start-up costs in connection with the transponder lease. If National Media is unable to use effectively or sell the transponder media time, National Media's business could be negatively affected.

Litigation and Regulatory Actions

         There have been many lawsuits against companies in the direct marketing industry. Also, in recent years, National Media has been involved in significant legal proceedings and regulatory actions by the Federal Trade Commission and Consumer Product Safety Commission, which have resulted in significant costs and charges to National Media in defending and settling these matters. In addition, National Media, its wholly-owned subsidiary, Positive Response Television, Inc. and its chief executive officer are subject to FTC consent orders which require them to submit periodic compliance reports to the FTC. Any additional FTC or CPSC violations or significant new litigation could have an adverse impact on National Media's business.

         In August 1998, National Media received notice from the New York Stock Exchange ("NYSE") that it did not meet the NYSE's standards for continued listing. Representatives from National Media met with the NYSE staff and proposed actions to the NYSE designed to restore its compliance with the listing standards. The NYSE reviewed National Media's compliance plan and informed National Media that, while it would continue to monitor National Media's compliance and performance, no action by the NYSE was presently contemplated. If National Media's common stock is delisted from trading on the NYSE, it would have severe negative effects on National Media and its stockholders.

Product Liability Claims

         Products sold by National Media may expose it to potential liability from damages claims by users of the products. In certain instances, National Media is able to obtain contractual indemnification rights against these liabilities from the manufacturers of the products. In addition, National Media generally requires its manufacturers to carry product liability insurance. However, National Media cannot be certain that manufacturers will maintain this insurance or that their coverage will be adequate to cover all claims. In addition, National Media cannot be certain that it will be able to maintain its insurance coverage or obtain additional coverage on acceptable terms, or that its insurance will provide adequate coverage against all claims.

Competition

         National Media competes directly with companies which generate sales from infomercials and with other direct marketing and electronic commerce companies. National Media also competes with a large number of consumer product retailers, many of which have substantially greater financial, marketing and other resources than National Media. Some of these retailers have recently begun, or indicated that they intend to begin, selling products through direct response marketing methods, including sales within various electronic commerce channels, such as the Internet. National Media also competes with companies that make imitations of National Media's products at substantially lower prices, which may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising, catalogs and the Internet.

Dependence on Key Personnel

         National Media's executive officers have substantial experience and expertise in direct response sales and marketing, electronic commerce and media. In particular, National Media is highly dependent on certain of its employees responsible for product development, production of infomercials and purchases of media. If any of these individuals leave National Media, National Media's business could be negatively affected. Steven Lehman, National Media's Chairman of the Board and Chief Executive Officer, Eric Weiss, National Media's Vice Chairman of the Board and Chief Operating Officer and Daniel Yukelson, National Media's Executive Vice President/Finance and Chief Financial Officer, and Secretary are currently compensated pursuant to the terms of a consulting agreement. While National Media expects to enter into employment agreements with each of Messrs. Lehman, Weiss and Yukelson, the loss of any of them would negatively affect National Media's business.

Year 2000 Issues

         The operation of National Media's business is dependent on its computer hardware, software programs and operating systems. Computer technology is used in several key areas of National Media's business, including merchandise purchasing, inventory management, pricing, sales, fulfillment and financial reporting, as well as in various administrative functions. National Media has been evaluating its computer technology to identify potential Year 2000 compliance issues and has begun an implementation process with respect thereto. It is anticipated that modification or replacement of some of National Media's computer technology will be necessary to enable National Media's computers to recognize the Year 2000. National Media does not expect that the costs associated with achieving Year 2000 compliance will have a significant effect on its business. In addition, National Media is also dependent on third-party suppliers and vendors and will be vulnerable to such parties' failures to address and resolve their Year 2000 issues. While National Media is not aware of any known third party problems that will not be corrected, National Media has limited information concerning the Year 2000 readiness of third parties. If management is incorrect, Year 2000 problems could have a negative effect on National Media and its business.

Seasonality

         National Media's revenues vary throughout the year. National Media's revenues have historically been highest in its third and fourth fiscal quarters and lower in its first and second fiscal quarters due to fluctuations in the number of television viewers. These seasonal trends have been and may continue to be affected by the timing and success of new product offerings and the potential growth in National Media's electronic commerce and retail businesses.

Risk of Substantial Dilution

         Sales of a substantial number of shares of National Media's common stock in the public market could adversely affect the market price of National Media's common stock. As of December 21, 1998, there were 29,630,816 shares of National Media's common stock outstanding, nearly all of which are freely tradeable. In addition, approximately 50 million shares of National Media's common stock are currently reserved for issuance upon the exercise of outstanding options and warrants and the conversion of convertible preferred stock. For example, approximately 18.5 million shares of common stock will be issued to holders of National Media's Series D Convertible Preferred Stock (based on a conversion price of $1.073125 per share) and approximately 13.3 million shares of common stock will be issued to holders of National Media's Series E Convertible Preferred Stock (based on a conversion price of $1.50 per share).

                                   THE COMPANY

         National Media is principally engaged in the use of direct response transactional television programming, known as infomercials, and electronic commerce, to sell consumer products. National Media manages all phases of direct marketing for the majority of its products in both the United States and international markets, including product selection and development, manufacturing by third parties, production and broadcast of infomercials, order processing and fulfillment and customer service.

         National Media is engaged in direct marketing of consumer products in the United States and Canada through its wholly-owned subsidiary, Quantum North America, Inc. (formerly Media Arts International, Ltd.), which National Media acquired in 1986, and internationally through its wholly-owned subsidiaries:
Quantum International Limited, which National Media acquired in 1991; Quantum Far East Ltd., through which National Media operates in all Asian countries other than Japan; Quantum International (Japan) Company Limited, which National Media formed in June 1995; and Prestige Marketing Limited and Suzanne Paul Holdings Pty Limited and its operating subsidiaries which National Media acquired in July 1996. National Media produces infomercials through Quantum Television (formerly d/b/a DirectAmerica Corporation), which National Media acquired in October 1995.

         National Media is a Delaware corporation, with its principal executive offices located at 15821 Ventura Boulevard, Suite 570, Los Angeles, California 91436 and its telephone number is 818-461-6400.


                               RECENT DEVELOPMENTS

         On October 23, 1998, National Media announced the consummation of a transaction (the "Transaction") pursuant to which, among other things, operational control of National Media was assumed by an investor group led by Messrs. Lehman, Weiss and Yukelson. At a special meeting of National Media's stockholders held earlier on October 23rd, prior to consummation of the Transaction, National Media's stockholders approved the Transaction, elected nine directors, approved an amendment to National Media's 1991 Stock Option Plan and ratified the appointment of Ernst & Young LLP as National Media's auditors for the fiscal year ending March 31, 1999.

         In connection with the Transaction, NM Acquisition Co., LLC, a Delaware limited liability company ("ACO"), invested an additional $20,000,000 into National Media in exchange for shares of newly-created Series E Convertible Preferred Stock ("Series E Stock") which shares are convertible into 13,333,333 shares of Common Stock. ACO is managed by Temporary Media Co., LLC, a Delaware limited liability company ("TMC") of which Messrs. Lehman, Weiss and Yukelson are the managing members. As part of the Transaction, TMC was granted a five-year option to purchase up to 212,500 shares of Common Stock, subject to certain vesting requirements, at an exercise price of $1.32 and warrants to purchase up to 3,762,500 shares of Common Stock at an exercise price ranging from $1.32 to $3.00, (1,000,000 of which may not be exercised by TMC or any employee of TMC). Financing for the Transaction was obtained through the private placement of equity interests in ACO. A portion of the $20,000,000 was used to repay in full National Media's obligations to its secured lender. The remainder of the funds was used to pay certain expenses of the Transaction and for working capital purposes.

         As of the closing of the Transaction, members of ACO and TMC beneficially owned an aggregate of 26,619,854 shares of Common Stock (which included shares of Common Stock underlying the Series E Stock, the Series D Preferred Stock, the Series D Common Stock Warrants and the Series C Common Stock Warrants (collectively, the "Securities")), along with the TMC options and TMC warrants set forth above, which represented approximately 34% of the then outstanding Common Stock on a fully diluted basis. Immediately following consummation of the Transaction, ACO was dissolved and the Securities were distributed to its members pro rata according to their membership interests in ACO. In connection with the dissolution of ACO, each of its members granted TMC an irrevocable proxy to vote their respective shares with regard to any election of Directors.

         Pursuant to the terms of the Transaction, (i) the stockholders of National Media elected Messrs. Lehman and Weiss and Andrew M. Schuon to National Media's Board of Directors, (ii) each of Albert R. Dowden, William M. Goldstein, Frederick S. Hammer, Robert N. Verratti and Jon W. Yoskin resigned from the Board of Directors, effective October 23, 1998, (iii) the size of the Board of Directors was reduced from nine to seven members and (iv) Stuart D.

Buchalter, David E. Salzman and Robert W. Crawford were appointed to the Board of Directors. Following consummation of the Transaction, Mr. Lehman was appointed Chairman of the Board and Chief Executive Officer, Mr. Weiss was appointed Vice Chairman of the Board and Chief Operating Officer, John W. Kirby was appointed President and Mr. Yukelson was appointed Executive Vice President/Finance and Chief Financial Officer and Secretary of National Media.


                                 USE OF PROCEEDS

         National Media will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders pursuant to this Prospectus. Certain Selling Stockholders will remit the exercise price of the TMC Options and/or certain warrants in connection with an exercise of such securities. National Media will use the proceeds from such exercises for working capital purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth the name of the Selling Stockholders, the number of shares of Common Stock beneficially owned by the Selling Stockholders as of December 21, 1998 and the number of shares of Common Stock which may be offered for sale pursuant to this Prospectus by such Selling Stockholder. The Offered Shares may be offered from time to time by the Selling Stockholder named below. See "Plan of Distribution." However, the Selling Stockholders are under no obligation to sell all or any portion of the shares of Common Stock offered hereby, nor are the Selling Stockholders obligated to sell such shares of Common Stock immediately under this Prospectus. Because the Selling Stockholders may sell all or part of the shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Stockholders upon termination of any offering made hereby.

         Pursuant to Rule 416(a) under the Securities Act, the shares of Common Stock issuable in respect of the Series D Preferred Stock, the Series D Warrants, the Series C Warrants, the Nancy Langston shares of Common Stock, the First Union Warrants, the Natwest Options and the Bodylines Warrants are subject to adjustment by reason of stock splits, stock dividends and other similar transactions in the Common Stock.




                                                 Number of Common                        Common Shares Beneficially
                                                Shares Beneficially                       Owned After Offering (1)
                                                    Owned Prior        Common Shares                     Percent of
          Name of Selling Stockholder               to Offering       Offered Hereby       Number       Outstanding
-------------------------------------------------------------------------------------------------------------------

Jeffrey S. Amling(2)(3)                               175,645            81,384          94,261             *
Mark Armbruster(2)(3)                                  26,714            10,744          15,970             *
D. Geoff Armstrong(2)(3)                              133,634            53,719          79,915             *
Frank Bodenchack(2)(3)                                197,902            91,665         106,237             *
Brian B. Boorstein(2)(3)                               21,949            10,173          11,776             *
Charles Carey(2)(3)                                    21,949            10,173          11,776             *
Charles William Compton(2)(3)                          13,367             6,062           7,105             *
Mark Cuban(2)(3)                                      219,605           101,728         117,877             *
Kenny Eldridge(2)(3)                                  131,817            61,037          70,780             *
Essaness/National Media Partners(2)(3)(4)             534,359           214,769         319,590           1.1%
Fifth Third Bank(2)(3)                                 87,856            40,692          47,164             *
Douglas S. Frankel(2)(3)                               43,962            20,364          23,616             *
William Gerlach(2)(3)                                 439,025           203,342         235,683             *
Bruce Goodman(2)(3)(5)                              1,062,462           321,290         741,172           2.4%
Gruber/McBaine International(2)(3)(6)                 556,802           244,252         312,550           1.0%
Hamarat/Helen Partners, LP(2)(3)                      160,347            64,462          95,885             *
Jan E. Helen(2)(3)                                     26,714            10,744          15,970             *
R. Steven Hicks(2)(3)                                 534,359           214,769         319,590           1.1%
Hirsch Living Trust vdt 10/30/90(2)(3)                 87,856            40,692          47,164             *
Benjamin Homel(2)(3)                                   87,856            40,692          47,164             *
David Jacobs(2)(3)                                     43,962            20,346          23,616             *
Jacor Communications, Inc.(2)(3)                    8,787,407         4,077,363       4,717,044          12.3%
Casey Kasem Inc. Retirement Trust(2)(3)                53,426            21,487          31,939             *
Timothy Kelly(2)(3)                                    80,208            32,231          47,977             *
John W. Kirby(2)(3)(7)                              1,274,089           144,814       1,129,275           3.6%
Kraig T. Kitchin(2)(3)                                325,711            81,383         244,328             *
Ross and Rebecca Kudwitt(2)(3)                         51,714            10,744          40,970             *




                                                 Number of Common                        Common Shares Beneficially
                                                Shares Beneficially                       Owned After Offering (1)
                                                    Owned Prior        Common Shares                     Percent of
          Name of Selling Stockholder               to Offering       Offered Hereby       Number       Outstanding
-------------------------------------------------------------------------------------------------------------------


Laguintas Partners, L.P.(2)(3)(6)                   1,715,486           773,340         942,146            3.0%
Jeffrey Craig Lamont(2)(3)                            148,634            53,719          94,915              *
Robert L. Lawrence(2)(3)                               65,909            30,519          35,390              *
Robert Lee(2)(3)                                       43,962            20,346          23,616              *
Lehman Family Trust(2)(3)                              87,856            40,692          47,164              *
Stephen C. Lehman(2)(3)(8)                          5,245,736         1,561,309       3,684,427           10.6%
Jonathan Lieber(2)(3)                                  21,949            10,173          11,776              *
Howard Loewenberg(2)(3)                                66,013            30,623          35,390              *
Leonard Loventhal Trust                                65,909            30,519          35,390              *
U/A/D 9/24/92(2)(3)
Drew Marcus(2)(3)                                      70,333            32,573          37,760              *
Doug Mitchelson(2)(3)                                  17,524             8,118           9,406              *
Robert Moore(2)(3)                                    175,711            81,383          94,328              *
Wilhelmina Nuehring Family Trust(2)(3)(9)             162,311            78,066          84,245              *
Thomas P. Owens(2)(3)                                  70,370            32,679          37,691              *
Linda Park(2)(3)                                      439,446           203,560         235,886              *
Harry Radutzky(2)(3)                                   43,962            20,346          23,616              *
Milton Radutzky(2)(3)                                  26,373            12,229          14,144              *
Richard Radutzky(2)(3)                                 21,949            10,173          11,776              *
David J. Rosen(2)(3)                                   65,909            30,519          35,390              *
S/L Trilling Trust(2)(3)                              219,671           101,728         117,943              *
David Salzman and Sonia Salzman(2)(3)                 706,643           310,996         395,647            1.3%
Andrew M. Schuon(2)(3)                                 43,962            20,346          23,616              *
Talisman Capital Opportunity Fund Ltd.(2)(3)        2,228,336           751,738       1,476,598            4.6%
Charles Tharnstrom(2)(3)                              197,902            91,665         106,237              *
R. Christopher Weber(2)(3)                             43,962            20,346          23,616              *
Eric R. Weiss(2)(3)(8)                              1,582,007           520,507       1,061,500            3.4%
Eric R. Weiss Charitable Remainder Trust(2)(3)        270,415           130,074         140,341              *
Jeffrey A. Wellek(2)(3)                                21,949            10,173          11,776              *
Scott Wieler(2)(3)                                     43,962            20,346          23,616              *
Robert Wilson(2)(3)                                    51,714            10,744          40,970              *
Daniel M. Yukelson(2)(3)(8)(10)                       649,621           156,131         493,490              *
Nancy Langston(2)(11)                                  26,587            26,587               0              0
First Union Bank, N.A.(12)                            125,000           125,000               0              0
Natwest Securities Corp.(13)                          100,000           100,000               0              0
Bodylines, Inc.(14)                                    52,000            52,000               0              0
Capital Ventures International(3)(15)               8,199,960         8,199,960               0              0
RGC International Investors, LDC (3)(15)            2,048,186         2,048,186               0              0



-----------------------------
*        Denotes less than 1%.

(1) Assumes the sale of all shares of Common Stock offered hereby. Based on 29,630,816 shares of Common Stock issued and outstanding as of December 21, 1988.

(2) Each of the Selling Stockholders is a party to a Stockholders' Voting Agreement, which among other things, restricts the Selling Stockholders' right to transfer the Series D Preferred Stock, Series D Warrants, Series C Warrants and shares of Common Stock set forth in the Selling Stockholders' Table. Pursuant to the

         Stockholders' Voting Agreement, each of the Selling Stockholders has granted an irrevocable proxy with respect to the election of Directors to Temporary Media Co., LLC ("TMC") relating to all shares of Series D Preferred Stock, Series D Warrants, Series C Warrants and Series E Preferred Stock held by the Selling Stockholder. TMC is controlled by Messrs. Lehman, Weiss and Yukelson. The proxy expires October 23, 1999.

(3) The Common Shares Offered Hereby includes shares of Common Stock issuable upon conversion of the Series D Preferred Stock, upon exercise of the Series D Warrants and upon exercise of the Series C Warrants. As of the date of this Prospectus, the actual number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock is indeterminate and is subject to change based on the amount of, and form of payment, of a premium payable in respect of the Series D Preferred Stock. Pursuant to the terms of the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock, the actual number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock will equal (i) the aggregate stated value of the shares of Series D Preferred Stock then being converted (i.e., $1,000 per share), plus a premium in the amount of 6% per annum through the date of conversion (unless National media elects to pay such premium in cash) plus any conversion default amount (as defined in the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock), divided by $1.073125 per share.

         Except under certain limited circumstances, no holder of the Series D Preferred Stock and Series D Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 4.9% of the outstanding shares of Common Stock. Therefore, the number of shares of Common Stock set forth herein and which a Selling Stockholder may sell pursuant to this Prospectus may exceed the number of shares of Common Stock which such Selling Stockholder as determined in accordance with Section 13(d) of the Exchange Act.

(4) Essaness Theatres Corporation is the managing general partner of the Selling Stockholder.

(5)      Mr. Goodman is a Senior Vice President of National Media.

(6) Jon D. Gruber, J. Patterson McBaine and Thomas O. Lloyd Butler share voting and dispositive power with respect to the shares of Common Stock offered hereby.

(7) Mr. Kirby is President of National Media and a member of its Board of Directors.

(8) Includes shares of Common Stock issuable upon exercise of options to purchase Common Stock and upon exercise of warrants to purchase Common Stock originally granted to TMC. Messrs. Lehman, Weiss and Yukelson are the managing members of TMC.

(9) Selling Stockholder is a trust of which Roberto Crawford serves as trustee. Mr. Crawford is a member of National Media's Board of Directors.

(10) Certain of the shares of Common Stock listed are held for the benefit of three individuals.

(11) Consists of 26,587 shares of Common Stock issued to such Selling Stockholder in connection with National Media's acquisition of Nancy Langston & Associates, Inc. in August 1996.

(12) Consists of 125,000 shares of Common Stock issuable to such Selling Stockholder upon the exercise of warrants received by such Selling Stockholders in connection with National Media's former principal credit facility in September 1997.

(13) Consists of 100,000 shares of Common Stock issuable to such Selling Stockholder upon the exercise of options transferred to such Selling Stockholder in 1996.

(14) Consists of 52,000 shares of Common Stock issuable to such Selling Stockholder in connection with the settlement of litigation in November 1997.

(15) Such Selling Stockholder is party to an agreement with National Media which, among other things, restricts the amount of shares of Common Stock which such Selling Stockholder may sell and the manner of sale of such shares.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock are being offered on behalf of the Selling Stockholders and National Media will not receive any proceeds from the Offering. The shares of Common Stock may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of Common Stock may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the NYSE and PHLX; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; (vi) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or its successor in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the position they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of Common Stock, which shares of Common Stock may be resold thereafter pursuant to this Prospectus. There can be no assurance that all or any of the shares of Common Stock will be issued to, or sold by, the Selling Stockholders.

         Brokers, dealers, underwriters or agents participating in the sale of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers or other persons who act in connection with the sale of the Common Stock hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither National Media nor the Selling Stockholders can presently estimate the amount of such compensation. National Media knows of no existing arrangements between the Selling Stockholders and any other stockholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock.

         The Selling Stockholders and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders or any other such persons. The foregoing may affect the marketability of the Common Stock.

         National Media will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. National Media has also agreed to indemnify the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby has been passed upon for National Media by National Media's outside legal counsel, Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania.


                                     EXPERTS

         The consolidated financial statements and schedule of National Media Corporation appearing in National Media's Annual Report (Form 10-K) for the year ended March 31, 1998 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon (which contains an explanatory paragraph indicating that matters exist that raise substantial doubt as to National Media's ability to continue as a going concern) included therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows companies to "incorporate by reference" the information filed with them, which means that National Media can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and information National Media files later with the SEC will automatically update and supersede this information. National Media incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         (a) National Media's Annual Report on Form 10-K for the fiscal year ended March 31, 1998;

         (b)      Amendment No. 1 on Form 10-K/A;

         (c) National Media's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998;

         (d) National Media's Current Reports on Form 8-K, dated April 8, 1998, June 1, 1998, July 15, 1998, August 13, 1998 and
                  October 23, 1998;

         (e) National Media's proxy statement on Schedule 14A, dated September 23, 1998; and

         (f) The description of National Media's Common Stock contained in National Media's Registration Statement on Form 8-A, dated August 28, 1990, including all amendments and reports filed for the purpose of updating such description.


         This Prospectus is part of a registration statement National Media filed with the SEC. You should rely only on the information or representations provided in this Prospectus. National Media has authorized no one to provide you with different information. National Media is not offering or selling these securities in any state where the offer or sale is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date stated on the front cover page of this Prospectus.

         National Media will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of such documents which are incorporated herein by reference. You should direct your requests for copies to National Media Corporation, c/o Quantum Television, 15821 Ventura Boulevard, Suite 570, Los Angeles, California 91436; Attention:
Investor Relations, telephone number 818-461-6400, facsimile number
818-461-6525.

                       WHERE YOU CAN GET MORE INFORMATION


         At your request, we will provide you, without charge, a copy of any exhibits to National Media's Registration Statement. If you would like more information, write or call us at:

                      National Media Corporation
                      Attention:  Investor Relations
                      15821 Ventura Boulevard, Suite 570
                      Los Angeles, CA  91436
                      Telephone:  (818) 461-6400
                      Facsimile: (818) 461-6530

         National Media's fiscal year ends on March 31. National Media intends to provide to its stockholders annual reports containing audited financial statements and other appropriate reports. In addition, National Media files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. National Media's SEC filings are also available to the public on the SEC Internet site at http\\www.sec.gov.

No dealer, salesman or any other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering described herein and, if given or made, such information or representation must not be relied upon as having been authorized by National Media or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy a security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                        21,988,534 Shares of Common Stock


                           NATIONAL MEDIA CORPORATION







                                   PROSPECTUS








                                December 23, 1998